June 24, 2025

Marcos Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355 , 4th Floor
Zip Code C1107CPG     Ciudad Aut  noma de Buenos Aires
Republic of Argentina

       Re: Loma Negra Compania Industrial Argentina Sociedad Anonima
           Form 20-F for the Year Ended December 31, 2024
           Filed April 29, 2025
           File No. 001-38262
Dear Marcos Gradin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing